Exhibit 99.1

Corporación América Airports S.A. Reports November 2022 Passenger Traffic

Sustained recovery in total passenger traffic reaching 87.4% of November 2019 levels;

Armenia above pre-pandemic levels while Ecuador and Argentina at 97% and 92%, respectively

LUXEMBOURG--(BUSINESS WIRE)--December 19, 2022--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today a 34.5% YoY increase in passenger traffic in November 2022, reaching 87.4% of November 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2021)
Statistics	Nov'22	Nov'21	% Var.	YTD’22	YTD'21	% Var.
Domestic Passengers (thousands)	3,375	2,875	17.4%	34,310	19,524	75.7%
International Passengers (thousands)	1,861	1,018	82.7%	19,358	7,104	172.5%
Transit Passengers (thousands)	672	500	34.2%	5,793	4,379	32.3%
Total Passengers (thousands)	5,907	4,394	34.5%	59,461	31,008	91.8%
Cargo Volume (thousand tons)	29.3	29.1	0.7%	310.6	291.5	6.6%
Total Aircraft Movements (thousands)	64.0	53.7	19.1%	669.4	439.9	52.2%

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2019)
Statistics	Nov'22	Nov'19	% Var.	YTD’22	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	3,375	3,998	-15.6%	34,310	43,496	-21.1%
International Passengers (thousands)	1,861	2,055	-9.4%	19,358	26,023	-25.6%
Transit Passengers (thousands)	672	709	-5.3%	5,793	7,624	-24.0%
Total Passengers (thousands)	5,907	6,762	-12.6%	59,461	77,143	-22.9%
Cargo Volume (thousand tons)	29.3	39.5	-25.8%	310.6	388.4	-20.0%
Total Aircraft Movements (thousands)	64.0	68.5	-6.6%	669.4	786.4	-14.9%

(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 34.5% compared to the same month of last year, supported by a continued recovery in travel demand following the lifting of travel restrictions, as reflected by higher load factors and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached 87.4% of November 2019 levels, from 88.3% in October, with international and domestic passenger traffic reaching 90.6% and 84.4% of November 2019 levels, respectively.

In Argentina, total passenger traffic continued to recover increasing 67.8% YoY and reaching 91.7% of November 2019 levels, slightly down from the 93.0% posted in October. International passenger traffic reached 81.7% of pre-pandemic levels, in line with the level recorded in October, showing a continued recovery since the full re-opening of borders on November 1, 2021 and the lifting of travel requirements. Domestic passenger traffic reached 96.9% of November 2019 levels, slightly down from the 99.0% posted in October.

In Italy, passenger traffic grew 26.9% YoY reaching 82.7% of November 2019 levels, down from the 87.6% posted in October, with international passenger traffic, which accounted for almost 75% of total traffic, reaching 85.0% of November 2019 levels.

In Brazil, total passenger traffic increased 8.8% YoY, and reached 86.3% of November 2019 levels, up from 84.5% recorded in October. Domestic traffic, which accounted for 57% of total traffic, improved to 80.4% of pre-pandemic levels whereas transit passengers reached 97.8% of November 2019 levels.

Total passenger traffic in Uruguay, where traffic is largely international, increased 44.5% YoY and improved to 87.9% of November 2019 levels, up from the 83.5% posted in October, reflecting a gradual increase in frequencies after the re-opening of borders on November 1, 2021.

In Ecuador, passenger traffic increased 29.1% YoY and reached 96.9% of pre-pandemic levels. International passenger traffic stood at 96.2% of pre-pandemic levels, supported by routes to Europe, as well as the US and Panama, whereas domestic passenger traffic reached 97.2% of November 2019 pre-pandemic levels. To note, November traffic figures compare to 114.3% and 108.4% of 2019 levels in September and October 2022, which benefited from the airport’s closure during three weekends of September 2019 and social unrest experienced in the country in October 2019.

In Armenia, passenger traffic surpassed pre-pandemic levels for the seventh consecutive month, at 141.1% of November 2019 figures, improving from the 121.2% and 125.9% recorded in September and October, respectively. On a YoY basis, passenger traffic increased 59.5%.

Cargo Volume and Aircraft Movements

Cargo volume increased 0.7% YoY and stood at 74.2% of November 2019 levels, or at 75.0% when adjusting for the discontinuation in Peru. Almost 70% of cargo volume originated in Argentina and Brazil, which reported volume declines of 32.8% and 35.7% versus November 2019 pre-pandemic levels. Cargo volumes in Armenia and Italy were above pre-pandemic levels, whereas Argentina and Uruguay stood at 67.2% and 97.1%, respectively.

Aircraft movements increased 19.1% YoY reaching 93.4% of November 2019 levels, or 96.8% when adjusting for the discontinuation of operations in Peru. Around 75% of aircraft movements originated in Argentina and Brazil, which reached 98.0% and 92.3% of November 2019 levels, respectively. Aircraft movements in all countries of operations were above 90% of November 2019 levels, with Armenia and Uruguay exceeding pre-pandemic levels by 41.2% and 5.2%, respectively, except for Italy that stood at 85.1%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2021)

	Nov'22	Nov'21	% Var.	YTD'22	YTD'21	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,197	1,905	67.8%	30,446	11,143	173.2%
Italy	428	337	26.9%	6,255	2,522	148.0%
Brazil	1,446	1,328	8.8%	14,264	10,792	32.2%
Uruguay	142	98	44.5%	1,287	386	233.6%
Ecuador	361	280	29.1%	3,869	2,226	73.8%
Armenia	333	209	59.5%	3,340	2,179	53.3%
Peru	-	236	-100.0%	-	1,759	-100.0%
TOTAL	5,907	4,394	34.5%	59,461	31,008	91.8%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,032	16,040	-6.3%	165,470	156,964	5.4%
Italy	1,307	1,466	-10.8%	13,655	13,713	-0.4%
Brazil	4,860	4,652	4.5%	51,371	54,716	-6.1%
Uruguay(2)	2,783	2,762	0.8%	29,553	27,458	7.6%
Ecuador	2,440	2,271	7.5%	30,618	20,785	47.3%
Armenia	2,893	1,613	79.4%	19,944	15,050	32.5%
Peru	-	320	-100.0%	-	2,817	-100.0%
TOTAL	29,315	29,123	0.7%	310,611	291,503	6.6%
Aircraft Movements
Argentina	35,020	26,135	34.0%	347,424	199,380	74.3%
Italy	4,348	4,088	6.4%	64,535	35,896	79.8%
Brazil	12,823	11,938	7.4%	130,903	104,484	25.3%
Uruguay	2,439	2,603	-6.3%	24,444	14,740	65.8%
Ecuador	6,291	5,258	19.6%	70,300	49,815	41.1%
Armenia	3,056	1,890	61.7%	31,811	19,406	63.9%
Peru	-	1,799	-100.0%	-	16,156	-100.0%
TOTAL	63,977	53,711	19.1%	669,417	439,877	52.2%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2019)

	Nov'22	Nov'19	% Var.	YTD'22	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,197	3,485	-8.3%	30,446	39,791	-23.5%
Italy	428	518	-17.3%	6,255	7,722	-19.0%
Brazil	1,446	1,676	-13.7%	14,264	17,298	-17.5%
Uruguay	142	162	-12.1%	1,287	1,993	-35.4%
Ecuador	361	373	-3.1%	3,869	4,117	-6.0%
Armenia	333	236	41.1%	3,340	2,958	12.9%
Peru	-	312	-100.0%	-	3,263	-100.0%
TOTAL	5,907	6,762	-12.6%	59,461	77,143	-22.9%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,032	22,370	-32.8%	165,470	208,958	-20.8%
Italy	1,307	1,212	7.9%	13,655	12,035	13.5%
Brazil	4,860	7,559	-35.7%	51,371	83,061	-38.2%
Uruguay(2)	2,783	2,865	-2.9%	29,553	26,550	11.3%
Ecuador	2,440	2,896	-15.7%	30,618	34,963	-12.4%
Armenia	2,893	2,168	33.5%	19,944	18,159	9.8%
Peru	-	438	-100.0%	-	4,655	-100.0%
TOTAL	29,315	39,508	-25.8%	310,611	388,381	-20.0%
Aircraft Movements
Argentina	35,020	35,726	-2.0%	347,424	410,372	-15.3%
Italy	4,348	5,107	-14.9%	64,535	73,936	-12.7%
Brazil	12,823	13,898	-7.7%	130,903	147,234	-11.1%
Uruguay	2,439	2,318	5.2%	24,444	26,526	-7.8%
Ecuador	6,291	6,866	-8.4%	70,300	75,273	-6.6%
Armenia	3,056	2,164	41.2%	31,811	25,186	26.3%
Peru	-	2,450	-100.0%	-	27,901	-100.0%
TOTAL	63,977	68,529	-6.6%	669,417	786,428	-14.9%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, or 42.4% of the 84.2 million passengers served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716